Exhibit 99.1

Note: All figures in US$ unless otherwise noted.

TD Bank Group to acquire Chrysler Financial

•	TD to gain North American organic growth platform
•	Transaction gives TD access to top talent, systems and technology
•	Transaction allows TD to expand in large market with significant potential upside

TORONTO, ONTARIO, December 21, 2010 - TD Bank Group (TD) (TSX and NYSE: TD), and Cerberus Capital Management, L.P. (Cerberus), today announced an agreement under which Chrysler Financial will be sold to TD for cash consideration of approximately $6.3 billion. The purchase is comprised of net assets of $5.9 billion and approximately $400 million in goodwill. TD does not intend to issue common equity in connection with this transaction.

Under the terms of the agreement, TD Bank, America’s Most Convenient Bank®, a wholly-owned subsidiary of TD, will acquire Chrysler Financial in the U.S. and TD will acquire Chrysler Financial in Canada. The acquisition will give TD all of Chrysler Financial’s processes and technology as well as its existing portfolio of retail assets on both sides of the border. Following this transaction, the business - combined with TD’s current platforms in Canada and the United States - will be positioned as a top 5 bank-owned auto lender in North America.

“This transaction represents a unique opportunity to purchase a great organic growth platform at an attractive price," said Ed Clark, Group President and CEO, TD. “Chrysler Financial is a well-run business with the capacity for significantly higher returns over the next several years. This acquisition will allow us to leverage our lending expertise and financial strength to expand our presence in a large North American market with tremendous potential upside.”

Clark continued: “Because we’re well-capitalized and a leading deposit franchise, we’ve been looking for opportunities to accelerate the growth of our loan book. This acquisition gives us that opportunity and also diversifies our lending portfolio.”

The acquisition will give TD a platform for asset generation in the North American automotive lending market, enabling it to significantly grow its consumer loan portfolio. In addition to the existing dealer relationships that TD has in Canada and the U.S., Chrysler Financial’s dealer clients serve approximately 1 million customers. TD expects that the business could generate a return on invested capital of approximately 20% in three to four years, once it is operating at a steady run rate for target originations.

With about 1,850 employees in Canada and in the United States, Chrysler Financial has more than 45 years of operating experience in the consumer and commercial auto financing market. It is one of the largest auto financing firms in North America, with a strong service culture. In the U.S., the automotive finance industry is the second largest non-mortgage consumer asset class after credit cards. It comprises about $650-700 billion in outstanding receivables and $350-400 billion in annual originations on a normalized basis. Chrysler Financial plans to focus on the prime market.

“Joining forces with TD will benefit both our customers and our dealer network, “said Tom Gilman, CEO, Chrysler Financial. “Under Cerberus’s ownership, Chrysler Financial has preserved its technology platform, retained top talent and maintained key capabilities. This transaction positions us for future growth with the financial strength of TD, one of the soundest, best capitalized and best managed banks in the world.”

The acquisition is expected to close in the second quarter of TD’s fiscal 2011, pending regulatory approvals and satisfaction of other customary closing conditions. Following the completion of the transaction, Chrysler Financial will continue to operate as a North American business overseen by Tom Gilman and headquartered in Toronto. TD expects to rebrand Chrysler Financial under the TD brand by spring 2011.

“This transaction with TD is the right next step for the future of these businesses, their employees and customers,” said Mark Neporent, Senior Managing Director and Chief Operating Officer, Cerberus.  “It ensures that the acquired businesses will be part of a strong and well-capitalized financial institution, which will help create sustainable jobs.”

Clark concluded: “This transaction takes our auto finance business to a new level and gives us access to a North American platform, top talent and systems and technology capable of processing over 2 million credit applications per year. The Chrysler Financial management team and sales force have a proven track record and extensive industry experience and will complement our existing lending expertise.”

The transaction is expected to have Tier 1 capital impact on closing of approximately 55-60 basis points on a pro forma basis as at TD’s last year-end. The transaction is expected to be neutral to earnings in 2011 on an adjusted basis and will add approximately $100 million in adjusted earnings in 2012, the first full year of operations.

Investor information and call:
The call will be audio webcast live at www.td.com/investor/ at 8:30 a.m. ET and is expected to last about 45 minutes. The call and webcast will feature presentations by TD executives on the transaction and will be followed by a question-and-answer period.  The presentation material referenced during the call will be available on the website at www.td.com/investor/calendar_arch.jsp . A listen-only telephone line will be available at 416-644-3414 or 1-877-974-0445 (toll free).

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had C$620 billion in assets on October 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About TD Bank, America’s Most Convenient Bank®
TD Bank, America's Most Convenient Bank, is one of the 10 largest banks in the United States, providing customers with a full range of financial products and services at more than 1,250 convenient locations from Maine to Florida. On September 30, 2010, The South Financial Group, Inc. was acquired by TD Bank Group, and its subsidiary Carolina First Bank merged with TD Bank. Carolina First Bank will continue to operate under the trade names Carolina First Bank in North and South Carolina and Mercantile Bank in Florida until conversion and rebranding in 2011. TD Bank is headquartered in Cherry Hill, N.J., and Portland, Maine. Carolina First Bank and Mercantile Bank are trade names of TD Bank, N.A. For more information, visit www.tdbank.com. TD Bank, America's Most Convenient Bank, is a member of TD Bank Group and a subsidiary of The Toronto-Dominion Bank of Toronto, Canada, a top 10 financial services company in North America. The Toronto-Dominion Bank trades on the New York and Toronto stock exchanges under the ticker symbol "TD." To learn more, visit www.td.com.

About Chrysler Financial
Founded as Chrysler Credit Corporation more than four decades ago, Chrysler Financial has built a long, proud record of excellence based upon a complete line of world-class automotive financial products and services for dealers and consumers. Today, Chrysler Financial is an independent financial services company doing business in the United States and Canada, offering retail financing programs in the United States through franchised automotive dealerships of all brands.

About Cerberus Capital Management
Established in 1992, Cerberus Capital Management, L.P., along with its affiliates, is one of the world's leading private investment firms with approximately $23 billion under management. Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation. Cerberus holds controlling or significant minority interests in companies around the world. Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.

Caution Regarding Forward Looking Information and Other Matters
From time to time, TD makes written and oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, among others, statements regarding TD’s objectives and priorities and strategies to achieve them, and TD’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “expect”, should”, “believe”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.

By their very nature, these statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific.  Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond TD’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements.  Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, and other risks, all of which are discussed in the Management’s Discussion and Analysis (2010 MD&A) in TD’s 2010 Annual Report.

With regard to TD’s proposed acquisition of Chrysler Financial, there can be no assurance that TD will realize the anticipated benefits due to a variety of factors, including: inability to complete the acquisition in the timeframe anticipated, obtain governmental approvals of the transaction or satisfy other conditions to the transaction on the proposed terms and timeframe; challenges from operating Chrysler Financial in a more complex regulatory environment after closing; delay in increasing the rate of loan and lease originations by Chrysler Financial; renewed competition from captive auto finance lenders; weaker than expected rebound in the auto lending market; and challenges with introducing new products and services, achieving market acceptance of TD’s auto lending products and services in new markets, and developing and maintaining loyal dealer and customer relationships.

Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How we Performed” section of the 2010 MD&A, changes to and new interpretations of capital and liquidity guidelines and reporting instructions, increased funding costs for credit due to market illiquidity and competition for funding, and the failure of third parties to comply with their obligations to TD or its affiliates relating to the care and control of information.

We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD’s results.  For additional information, please see the “Risk Factors and Management” section of the 2010 MD&A. TD’s material general economic assumptions are set out in TD’s 2010 Annual Report under the heading “Economic Summary and Outlook” and for each of the business segments under the heading “Business Outlook and Focus for 2011”.

All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and undue reliance should not be placed on TD’s forward-looking statements.

Any forward-looking statements contained in this press release represent the views of management only as of today’s date and are presented for the purpose of assisting TD’s shareholders and analysts in understanding TD’s objectives and priorities, and may not be appropriate for other purposes.  Actual results may differ materially from the results anticipated in these forward-looking statements.  TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

TD’s financial results prepared in accordance with GAAP are referred to as “reported” results. TD also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e., reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall bank performance. The items of note relate to items which management does not believe are indicative of underlying business performance and include integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions. Adjusted net income and adjusted earnings are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See “How the Bank Reports” in TD’s 2010 MD&A for further explanation.

For more information:

TD Bank Group

Media:

Mohammed Nakhooda
1-416-983-8622
Mohammed.nakhooda@td.com

Wojtek Dabrowski
1-416-307-8149
Wojtek.dabrowski@td.com

Investor Relations:

Mushtak Najarali
1-416-308-9030
Mushtak.najarali@td.com

Cerberus Capital Management

Peter Duda
1-212-445-8213
pduda@webershandwick.com

John Dillard
1-212-445-8052
jdillard@webershandwick.com